UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

KKR FS Income Trust

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

48255N100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48255N100

1.	NAME OF REPORTING PERSONS
Cliffwater Corporate Lending Fund
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
422,869.3[1] shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
2,091,712.1 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,091,712.1 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IV

1 The Reporting Person has waived voting rights above 4.99%.

CUSIP No. 48255N100

1.	NAME OF REPORTING PERSONS
Cliffwater LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
422,869.3 shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
2,091,712.1 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,091,712.1 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

CUSIP No. 48255N100

1.	NAME OF REPORTING PERSONS
Stephen Nesbitt
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)☐
(b)☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
0
	6.	SHARED VOTING POWER
422,869.3[3] shares
	7.	SOLE DISPOSITIVE POWER
0
	8.	SHARED DISPOSITIVE POWER
2,091,712.1 shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,091,712.1 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.7%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1(a). Name of Issuer:

KKR FS Income Trust

Item 1(b). Address of Issuer’s Principal Executive Offices:

201 Rouse Boulevard, Philadelphia, Pennsylvania 19112

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed on behalf of the following:

(i) Cliffwater Corporate Lending Fund, a Delaware statutory trust (the “Fund”);

(ii) Cliffwater LLC, a Delaware limited liability company (the “Adviser”); and

(iii) Stephen Nesbitt (“Mr. Nesbitt”), a U.S. citizen.

The Fund, the Adviser and Mr. Nesbitt are collectively referred to as the “Reporting Persons.” The Fund is the direct holder of the securities of the Issuer. The Adviser is the investment adviser of the Fund. Mr. Nesbitt is the Chief Executive Officer of the Adviser.

Item 2(b). Address of Principal Business Office or, if none, Residence:

c/o UMB Fund Services, Inc., 235 West Galena Street, Milwaukee, WI 53212

Item 2(c). Citizenship:

See Item 2(a).

Item 2(d). Title of Class of Securities:

Common Shares of Beneficial Interest, par value $0.01 per share

Item 2(e). CUSIP No.:

48255N100

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☒ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☒ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The Beneficial Ownership of Each of the Reporting Persons is as follow:

(a) Amount beneficially owned: 2,091,712.1 shares

(b) Percent of class: 24.7% (Based on 8,457,385.1 shares outstanding as of December 31, 2023 based on information provided by the Issuer.)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: N/A

(ii) Shared power to vote or to direct the vote: 422,869.3 shares The Reporting Person has waived voting rights above 4.99%

(iii) Sole power to dispose or to direct the disposition of: N/A

(iv) Shared power to dispose or to direct the disposition of: 2,091,712.1 shares

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐

Item 6. Ownership of More than 5 Percent on Behalf of Another Person:

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Cliffwater LLC, a registered investment adviser.

Item 8. Identification and Classification of Members of the Group:

N/A

Item 9. Notice of Dissolution of Group:

N/A

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2024

Cliffwater LLC

By:	/s/ Stephen Nesbitt
	Name:	Stephen Nesbitt
	Title:	Chief Executive Officer

Cliffwater Corporate Lending Fund

By: Cliffwater LLC, Investment Adviser

By:	/s/ Stephen Nesbitt
	Name:	Stephen Nesbitt
	Title:	Chief Executive Officer

Stephen Nesbitt

/s/ Stephen Nesbitt
Stephen Nesbitt

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).